EXHIBIT 99.1

News Release dated May 22, 2019, Suncor Energy announces $750 million medium term note offering

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces $750 million medium term note offering

All financial figures are in Canadian dollars.

Calgary, Alberta (May 22, 2019) — Suncor announced today that it will issue $750 million of senior unsecured Series 6 Medium Term Notes due on May 24, 2029 (the “Notes”). The Notes will have a coupon of 3.10% and have been priced at $99.761 per $100 of Notes to yield 3.128%. The offering is expected to close on May 24, 2019, subject to customary closing conditions.

Suncor intends to use the net proceeds from the sale of the Notes to refinance or repay existing debt of Suncor and its subsidiaries.

The Notes are being offered through a syndicate of dealers led by CIBC Capital Markets, RBC Capital Markets, and TD Securities Inc. under Suncor’s short form base shelf prospectus dated June 8, 2018 and a related pricing supplement dated May 22, 2019.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes in any jurisdiction.  The Notes have not been approved or disapproved by any regulatory authority. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the offering, including the expected closing date and the intended use of net proceeds. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them. Forward-looking statements may be identified by words like “expected”, “intends”, “will” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the ability to satisfy the conditions to closing of the offering of Notes on the expected timelines; the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated May 1, 2019, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com